Bema Gold Corporation

November 12, 2004

Quebec Securities Commission

Dear Sirs:

We hereby report particulars as to securities of Bema Gold Corporation ("Bema") distributed in Quebec under the exemption prescribed by Section 52 of the Quebec Securities Act during the period January 1, 2003 to December 31, 2003.

Nature of Trades	Number of Securities Distributed	Value of Securities Distributed
Options issued under Bema's 1995 Stock Option Plan	100,000	Nil
Shares issued pursuant to exercise of options under Bema's 1995 Stock Option Plan	16,000	$23,840

Yours truly,

BEMA GOLD CORPORATION

"Roger Richer"

Roger Richer,
Vice President of Administration,
General Counsel and Secretary

Suite 3100, Three Bentall Centre, 595 Burrard Street, PO Box 49193, Vancouver, British Columbia Canada V7X 1J1
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